Exhibit 99.1

Canadian Natural Resources Limited

5.70% Notes Due 2017

6.25% Notes Due 2038

Underwriting Agreement

Calgary, Alberta
March 12, 2007

To the Representatives
    named in Schedule I hereto
    of the Underwriters
    named in Schedule II hereto

Ladies and Gentlemen:

Canadian Natural Resources Limited, a corporation organized under the laws of the Province of Alberta, Canada (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture (the “Indenture”) dated as of July 24, 2001, between the Company and The Bank of Nova Scotia Trust Company of New York, as trustee (the “Trustee”) (the “Offering”).  To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires.  Any reference herein to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 3 of Form F-9 which were filed under the Exchange Act or Alberta Securities Law on or before the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Alberta Securities Law after the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.  Certain terms used herein are defined in Section 19 hereof.

1. Representations and Warranties.  The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1 that:

(a)           the Company meets the requirements under Alberta Securities Law, as interpreted and applied by the Reviewing Authority, and the Shelf Procedures for the use of a short form shelf prospectus with respect to the Securities; a final short form shelf prospectus has been filed with the Reviewing Authority and the Company has informed the Reviewing Authority that it has been selected as the principal jurisdiction regulating the offering of the Securities; a receipt has been obtained from the Reviewing Authority in respect of such short form shelf prospectus and any amendment thereto; no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or to the Company’s knowledge threatened by the Reviewing Authority;

(b)           the Company meets the general eligibility requirements for use of Form F-9 under the Act, has filed a registration statement on Form F-9 (File No. 333-138873) in respect of the Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of such registration statement with the Commission and has caused the Trustee to prepare and file with the Commission a Statement of Eligibility and Qualification on Form T-1 (the “Form T-1”); such registration statement and any post-effective amendment thereto, in each case including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission), each in the form heretofore delivered or to be delivered to the Representatives for delivery by them to each of the other Underwriters and, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein, have been declared effective by the Commission in such form; no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Reviewing Authority, except for any documents filed with the Commission or the Reviewing Authority subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for delivery by them to each of the other Underwriters; no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by the Commission; any reference herein to any Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of such Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus, as the case may be, under Alberta Securities Law or the Exchange Act, as the case may be, and incorporated by reference in such Preliminary Final Prospectus, Canadian Final Prospectus or U.S. Final Prospectus, as the case may be; and any reference to the U.S. Final Prospectus shall be deemed to refer to the U.S. Final Prospectus as amended or supplemented in relation to the applicable Securities in the form in which it is filed with the Commission pursuant to General Instruction II.K. of Form F-9 in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing);

(c)           the Canadian Documents, when they were filed with the Reviewing Authority, conformed in all material respects to the requirements of Alberta Securities Law, the documents incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and any further documents so filed and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Reviewing Authority or the Commission, will conform in all material respects to the requirements of Alberta Securities Law or Exchange Act, as applicable;

(d)           on the Effective Date the Registration Statement did, and on the date each is first filed and on the Closing Date the Canadian Final Prospectus and the U.S. Final Prospectus will, conform in all material respects, with respect to the Canadian Final Prospectus, with the applicable requirements of Alberta Securities Law and the rules and regulations of the Reviewing Authority under the Alberta Securities Law, and with respect to the U.S. Final Prospectus, with the Act and the Trust Indenture Act and the rules and regulations of the Commission under both the Act and the Trust Indenture Act; the Registration Statement, as of the Effective Date and at the Applicable Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Canadian Final Prospectus and the U.S. Final Prospectus, did not as of the Effective Date, did not as of their respective filing dates and will not as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus, or to the Form T-1 of the Trustee;

(e)           as of the Applicable Time and as of the Closing Date, the Disclosure Package does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company or on behalf of any Underwriter through the Representative specifically for inclusion therein;

(f)            at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities, the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.  The Representative has notified the Company of the earliest time that an offering participant made a bona fide offer of the Securities;

(g)           each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representative so that any use of the Disclosure Package may cease until it is amended or supplemented.  The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representative specifically for use therein;

(h)           the Company has been duly amalgamated and is valid and subsisting as a corporation under the laws of the Province of Alberta with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), and is duly registered to do business as an extra-provincial corporation and is in good standing under the laws of each such jurisdiction which requires such registration;

(i)            each of Canadian Natural Resources, a general partnership (“Canadian Natural Resources”), Canadian Natural Resources Northern Alberta Partnership, a general partnership (“Canadian Natural Resources Northern”) and CNR 2006 Partnership, a general partnership (“CNR 2006”), has been duly formed and is registered as a general partnership in good standing under the laws of the Province of Alberta, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), and is duly registered to do business as an extra-provincial partnership and is in good standing under the laws of each jurisdiction which requires such registration;

(j)            CNR International (U.K.) Limited has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), and is duly qualified or registered to do business as an extra-jurisdictional corporation and is in good standing under the laws of each jurisdiction which requires such qualification or registration;

(k)           each of the Company’s material subsidiaries (excluding the Significant Subsidiaries) has been duly incorporated and, to the best of the Company’s knowledge, is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), and is duly qualified or registered to do business as an extra-jurisdictional corporation and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration;

(l)            each of the Company’s material partnerships (excluding Canadian Natural Resources, Canadian Natural Resources Northern and CNR 2006) has been duly formed and, to the best of the Company’s knowledge, is registered as a partnership in good standing under the laws of the jurisdiction in which it is organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), and is duly registered to do business as an extra-jurisdictional partnership and, to the best of the Company’s knowledge, is in good standing under the laws of each jurisdiction which requires such registration;

(m)          the Company has an authorized capitalization as set forth in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto) and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares of capital stock, or other ownership interests, of each subsidiary of the Company (the term “subsidiary” as used hereinafter includes partnerships and other equity interests unless otherwise indicated) have been duly and validly authorized and issued and are fully paid and nonassessable, as applicable, and, except as otherwise set forth in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto) and other than the entities identified in Annex B hereto, all outstanding shares of capital stock, or other ownership interests, of the subsidiaries are owned by the Company either directly or under a trust relationship where shares of a subsidiary are held in trust on behalf of the Company or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances;

(n)           there is no contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus under the headings “Certain Income Tax Information”, “Description of Debt Securities” and “Description of the Notes” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are in all material respects accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(o)           this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) subject to public policy considerations with respect to Section 8 hereunder;

(p)           the Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, will not be required to be registered as an “investment company” (as defined in the Investment Company Act of 1940, as amended) under the Investment Company Act of 1940, as amended;

(q)           no Governmental Authorization is required in connection with the transactions contemplated herein, except such as have been obtained under the Act, Alberta Securities Law and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(r)            neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter or by-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or by which it is bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties which conflict, breach, violation or imposition would, either individually or in the aggregate with all other conflicts, breaches, violations and impositions referred to in this paragraph (if any), have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(s)           no holders of securities of the Company have rights to the registration of such securities under the Registration Statement;

(t)            the consolidated historical financial statements of the Company and its consolidated subsidiaries included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the entities indicated as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and Alberta Securities Law and have been prepared in conformity with Canadian generally accepted accounting principles and have been reconciled to U.S. generally accepted accounting principles in accordance with the provisions of Form 20-F under the Exchange Act, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein).  The selected financial data set forth under the caption “Selected Consolidated Financial and Operating Information” in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement fairly present, on the basis stated in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement, the information included therein;

(u)           except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(v)           except as set forth in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), each of the Company and its subsidiaries owns or leases or is entitled to own or lease all such properties as are necessary to the conduct of its operations as presently conducted, except where the failure to own or lease could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(w)          except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter or bylaws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or by which it is bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, which violation or default would, in the case of clauses (ii) and (iii) above, either individually or in the aggregate with all other violations and defaults referred to in this paragraph (if any), have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(x)            PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent public accountants with respect to the Company within the meaning of Alberta Securities Law and the Act and the applicable published rules and regulations thereunder;

(y)           except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), the Company and each of its subsidiaries has filed all foreign, federal, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(z)            except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), no labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and without making any special inquiry, the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(aa)         except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), the Company and each of its subsidiaries are insured or reinsured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(bb)         except as set forth in or contemplated by the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business or have an adverse affect on the ability of the  Company to make all payments when due with respect to the Securities;

(cc)         except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), or where the failure to possess licenses, certificates, permits or other authorizations would not singly or in the aggregate have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(dd)         the Company and each of its Significant Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ee)         the Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Alberta Securities Law or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities;

(ff)           except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), the Company and its subsidiaries are (i) in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.  Except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation, except where the realization of any potential liability as such a “potentially responsible party” would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(gg)         in the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(hh)         neither the Company nor any subsidiary is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of the Section 414(b) or (c) of the Internal Revenue Code of 1986 (the “Code”), an “employer” within the meaning of the Section 3 (5) of the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code;

(ii)           the subsidiaries listed on Annex A attached hereto are the only Significant Subsidiaries of the Company and there are no other subsidiaries material to the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole;

(jj)           neither the Company, its subsidiaries and the businesses now run by the Company and its subsidiaries, nor any of their respective officers, directors, supervisors, managers, agents, or employees have, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(kk)         neither the sale of the Securities by the Company under this Agreement nor the use of proceeds thereof will cause any U.S. person participating in the Offering, either as underwriter and/or purchasers of the Securities, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the “Sanctions Regulations”) provided, however, that the Company makes no representation under this paragraph that would violate Canadian law;

(ll)           the Securities have been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement, such Securities will have been duly executed, authenticated, issued and delivered and, upon payment for the Securities by the Representatives to the Company, will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; the Indenture, which is substantially in the form filed as an exhibit to the Registration Statement, has been duly authorized and duly qualified under the Trust Indenture Act and constitutes a valid and legally binding instrument, and enforceable against the Company in accordance with its terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder; and the Indenture conforms, and the Securities will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect to such Securities;

(mm)       the Company is not aware of any defects in title to its core oil and gas properties or its material assets and facilities which are used in the production and marketing of oil and gas that, in the aggregate, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(nn)         the information set forth or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus relating to the estimates by the Company of the (i) proved reserves at December 31, 2005 have been approved by the Company and such reserve information has been prepared in accordance with the definitions and the standards of the Commission, (ii) proved plus probable conventional reserves as at the dates specified and appearing in the Company’s Annual Information Form dated March 29, 2006, have been reviewed and approved by the Company and the reserve information has been prepared in accordance with National Instrument 51-101 of the Canadian Securities Administrators; and (iii) proved and probable oil sands mining reserves as at the date specified and appearing in the Company’s Annual Information Form dated March 29, 2006, have been reviewed and approved by the Company and the reserves were evaluated adhering to the requirements of SEC Industry Guide 7; and

(oo)         all interest and other distributions on the Securities will not be subject to withholding or other taxes under the laws and regulations of Canada and are otherwise free and clear of any other tax, withholding or deduction in Canada without the necessity of obtaining any Governmental Authorization in Canada; and

(pp)         any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Purchase and Sale.  Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3. Delivery and Payment.  Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company.  Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4. Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

5. Agreements.  The Company agrees with the several Underwriters that:

(a)           Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus or any Preliminary Final Prospectus) to the Basic Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object.  Subject to the foregoing sentence, the Company will prepare the Canadian Final Prospectus and the U.S. Final Prospectus in relation to the applicable Securities in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the Reviewing Authority in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission’s close of business on the business day following the date of the filing thereof with the Reviewing Authority.  The Company will prepare a final term sheet, containing solely a description of the Securities, in a form approved by the Representatives and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule and will promptly file all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act. The Company will promptly file all reports required to be filed by it with the Reviewing Authority pursuant to Alberta Securities Law and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a)) is required under the Act in connection with the offering or sale of the Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Basic Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authority or the Commission, of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities; and, the Company will use its commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its commercially reasonable best efforts to obtain the withdrawal of such order;

(b)           If, at any time when a prospectus relating to the Securities (or in lieu thereof, the notice referred to in Rule 173(a)) is required to be delivered under the Act, any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Canadian Final Prospectus or the U.S. Final Prospectus to comply with Alberta Securities Law, the Act or the Exchange Act, or the respective rules thereunder, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Reviewing Authority and the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any supplemented Canadian Final Prospectus and U.S. Final Prospectus to you in such quantities as you may reasonably request;

(c)           As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act;

(d)           The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and a copy of the Registration Statement (without exhibits thereto) for delivery by the Representatives to each other Underwriter and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act, as many copies of each Preliminary Final Prospectus, Issuer Free Writing Prospectus and U.S. Final Prospectus and any supplement thereto as the Representatives may reasonably request.  The Company will pay the expenses of printing or other production of all documents relating to the offering;

(e)           The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate, will maintain such qualifications in effect so long as required for the distribution of the Securities and will pay any fee of the National Association of Securities Dealers, Inc., in connection with its review of the offering; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject;

(f)            The Company agrees that, other than the final term sheet prepared and filed pursuant to Section 5(a) hereof, unless it obtains the prior written consent of the Representative, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the information contained in or consistent with the Free Writing Prospectuses included in Annex C hereto (including the final term sheet prepared and filed pursuant to Section 5(a) hereof). Any such free writing prospectus consented to by the Representative or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(g)           The Company will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of any debt securities issued or guaranteed by the Company in the United States (other than the Securities), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act in respect of such securities, or publicly announce an intention to effect any such transaction, until the time of Closing; provided that the Company may offer and sell debt securities denominated in Canadian dollars under an

“MTN program” under National Instrument 44-102 of the Canadian Securities Administrators where none of such debt securities is offered or sold in the United States.

(h)           The Company will furnish to the Trustee of the Securities reports and other information in accordance with the requirements specified in Section 9.3 of the Indenture;

(i)            The Company will use the net proceeds received by the Company from the sale of the Securities pursuant to this Agreement in the manner specified under the caption “Use of Proceeds” in the Canadian Final Prospectus, the Disclosure Package and U.S. Final Prospectus in relation to the Securities;

(j)            The Company agrees to pay the costs and expenses relating to the following matters:  (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto) and with the Review Authority of the Final Canadian Prospectus, each Preliminary Final Prospectus, each Issuer Free Writing Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Final Prospectus, each Issuer Free Writing Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, the Indenture, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vi) any filings required to be made with the National Association of Securities Dealers, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (x) any fees charged by securities rating services for rating the Securities; and (xi) all other costs and expenses of the Company and its representatives incident to the performance by the Company of its obligations hereunder.  Except as indicated above in this paragraph, it is understood that the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel and certain advertising expenses in connection with any offer the Underwriters make with respect to the Securities;

(k)           Neither the Company nor any of its subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the Offering of the Sanctions Regulations with respect to the sale of the Securities under this Agreement and the use of proceeds thereof.  Without limiting the foregoing, the Company will not enter into a legal, valid and binding obligation, or use the proceeds of the sale of the Securities to fund any activities or business, with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions Regulations, provided, however, that the Company makes no covenant under this paragraph that would violate any Canadian law; and

(l)            The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Alberta Securities Law or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

6. Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Applicable Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)           (i)  The Canadian Final Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures and (ii) the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 under the Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 5(a) hereof; the final term sheet contemplated by Section 5(a) hereof, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Reviewing Authority;

(b)           The Company shall have requested and caused Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States special counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)                    the statements in the Disclosure Package and the U.S. Final Prospectus under the caption “Certain Income Tax Information — Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal statutes, rules and regulations or portions thereof, are accurate in all material respects;

(ii)                   the Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company.  The Indenture is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(iii)                  the Indenture has been duly qualified under the Trust Indenture Act and conforms, in all material respects, to the description thereof in each of the Disclosure Package and the U.S. Final Prospectus under the caption “Description of Debt Securities” and under the caption “Description of the Notes”;

(iv)                  the Securities, when issued and delivered, will be in the form contemplated by the Indenture and will conform, in all material respects, to the description of the Securities in each of the Disclosure Package and the U.S. Final Prospectus under the caption “Description of Debt Securities” and under the caption “Description of the Notes”.  The Securities (to the extent execution, issuance and delivery are governed by the laws of New York) when duly executed and delivered by the Company, and when issued by the Company against payment as provided in the Agreement, will have been duly issued and will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms, except as the enforceability of the Securities may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(v)                   each of the Registration Statement and the U.S. Final Prospectus (except for the financial statements, financial statement schedules and other financial data either included or incorporated therein or omitted therefrom and except for the Form T-1, as to all of which such counsel expresses no opinion), as of its respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act;

(vi)                  this Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Company;

(vii)                 the Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds from that sale as described in the Disclosure Package and the U.S. Final Prospectus, will not be required to be registered as an “investment company” (as such term is defined in the Investment Company Act of 1940, as amended) under the Investment Company Act of 1940, as amended;

(viii)                no Governmental Authorization of or with any court or governmental authority of the State of New York or the United States of America is required under any Applicable Law (other than as required by any state securities laws, as to which such counsel need express no opinion) and, to such counsel’s knowledge, no Governmental Authorization of or with any other U.S. court or government authority is required for the issue and sale of the Securities or the performance by the Company of its obligations under this Agreement or the Indenture, except any Governmental Authorizations as have been obtained, taken or made under the Act, the Trust Indenture Act and any other Applicable Law and that may be required under securities or blue sky laws of certain jurisdictions in connection with the purchase and distribution of the Securities by the Underwriters.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement.  For purposes of the opinion, the term “Governmental Authorization” means any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with, any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties;

(ix)                   the issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture and this Agreement and the performance by the Company of its obligations thereunder will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (A) any Applicable Law, (B) the agreements identified in a schedule to such counsel’s opinion, or (C) any judgment, order or decree known to such counsel of any United States federal or New York state government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets.  For the purposes of clause (A) of this paragraph (ix), the term “Applicable Law” shall not include the anti-fraud provisions or disclosure requirements of federal and state securities laws; and

(x)                    under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 14 of this Agreement, and pursuant to Section 1.18 of the Indenture, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to this Agreement or the transactions contemplated thereby, or the Indenture, as the case may be, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in this Agreement and for so long as any Securities are outstanding, has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in the Indenture; and service of process effected on such agent in the manner set forth therein will be effective to confer valid personal jurisdiction over the Company. This opinion (x) is subject to the qualification that such counsel need express no opinion as to the enforceability of forum selection clauses in the federal courts.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such counsel will state in a separate letter that the Registration Statement is effective under the Act; the Form F-X of the Company and the

Form T-1 of the Trustee were filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Final Prospectus pursuant to General Instruction II.K. of Form F-9 has been made in the manner and within the time period required by said General Instruction II.K.; such counsel has been advised orally by the staff of the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued and to its knowledge no proceedings for that purpose have been initiated or are pending or threatened by the Commission; and such counsel will also state that it has participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and in conferences and telephone conversations with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, during which conferences and conversations the contents of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to investigate or independently verify, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Final Prospectus, except for those referred to in paragraphs (i), (iii) and (iv) above, on the basis of the foregoing, such counsel’s work in connection with this matter did not disclose any information that gave such counsel a reason to believe that (A) at its Effective Date and as of the Applicable Time, the Registration Statement (other than the financial statements, financial statement schedules and other financial data either contained therein or omitted therefrom, the Form T-1 and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. included or incorporated by reference in the Registration Statement as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) at the time the U.S. Final Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the U.S. Final Prospectus or any other amendment or supplement thereto (other than the financial statements, financial statement schedules and other financial data either contained therein or omitted therefrom and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. included or incorporated by reference in the U.S. Final Prospectus, as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that (C) as of the Applicable Time, the Disclosure Package (other than the financial statements, financial statement schedules and other financial data either contained therein or omitted therefrom and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. included or incorporated by reference in the Disclosure Package, as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and such counsel does not know of any contract or other document which is required to be filed as an exhibit to the Registration Statement, which is not filed as required.

(c)           Parlee McLaws LLP, Canadian counsel for the Company, shall have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, with respect to the laws of the Province of Alberta and the federal laws of Canada applicable therein, to the effect that:

(i)                    the Company has been duly amalgamated and is valid and subsisting as a corporation under the laws of the Province of Alberta, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in each of the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and is duly registered to do business as an extra-provincial corporation and is in good standing under the laws of each jurisdiction which requires such registration;

(ii)                   each of Canadian Natural Resources, Canadian Natural Resources Northern and CNR 2006 (together, the “Canadian Subsidiaries”) has been duly formed and is registered as a general partnership in good standing under the laws of Alberta, and each of the Canadian Subsidiaries has full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and is duly registered to do business as an extra-provincial partnership, and is in good standing under the laws of each jurisdiction which requires such registration.  The outstanding partnership units have been duly and validly authorized and are fully paid and non-assessable and, except as otherwise set forth in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, all outstanding partnership units of each of the Canadian Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries, free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other security interest, claim, lien or encumbrances;

(iii)                  the Company’s authorized equity capitalization is as set forth in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, and the Securities conform in all material respects to the description thereof contained in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and, except as set forth in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus, no other options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding other than options issued pursuant to the Company’s existing stock option plans;

(iv)                  each of this Agreement, the Indenture and the Securities have been duly authorized, executed and delivered by the Company;

(v)                   the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Securities and the Indenture;

(vi)                  the issuance of the Securities under the Indenture complies with the provisions of the Business Corporations Act (Alberta) (the “Business Corporations Act”); an exemption has been obtained to exempt the Indenture from the application of Part 7 of the Business Corporations Act; and no registration, filing or recording of the Indenture under the laws of the Province of Alberta or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder which are unsecured obligations of the Company;

(vii)                 the forms of definitive global security representing the Securities has been duly approved and adopted by the Company and complies with the provisions of the Business Corporations Act;

(viii)                neither the execution and delivery of the Indenture, the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its Canadian Subsidiaries pursuant to, (i) the charter or by-laws or other constating documents of the Company or its Canadian Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument known to such counsel to which the Company or any of its Significant Subsidiaries is a party or is bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree in Alberta or of Canada applicable to the Company or its subsidiaries or any court, regulatory body, administrative agency, governmental body, arbitrator or other authority in Alberta or of Canada having jurisdiction over the Company or its subsidiaries or any of their properties;

(ix)                   a receipt for the Basic Prospectus has been obtained from the Alberta Securities Commission (the “Reviewing Authority”) and to the best of such counsel’s knowledge the Reviewing Authority has not revoked such receipt, the Prospectus Supplement has been filed with the Reviewing Authority and no other consent, approval, authorization, permit, license or filing with or order of any court or government agency or body or any arbitrator of Canada, or the Province of Alberta is required in connection with the transactions contemplated herein;

(x)                    to the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Canadian Subsidiaries or its or their property, of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus; to the knowledge of such counsel, with no special inquiry, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company’s subsidiaries, other than the Canadian Subsidiaries, or their property, of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Canadian Final Prospectus and the U.S. Final Prospectus; and to the knowledge of such counsel there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required;

(xi)                   the statements included or incorporated by reference in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus under the headings “Certain Income Tax Information - Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Recission” and in the Registration Statement under the heading “Indemnification” excluding the fourth paragraph therein relating to the Act insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(xii)                  the Canadian Final Prospectus (other than the financial statements and other financial information included or incorporated by reference therein, as to which such counsel need express no opinion) as of its issue date, appears on its face to be appropriately responsive in all material respects with the applicable requirements of the Alberta Securities Law, including the Shelf Procedures, as interpreted and applied by the Reviewing Authority;

(xiii)                 the Company and its Canadian Subsidiaries (i) are in compliance with any and all applicable federal, provincial, local or municipal laws and regulations in Canada relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Canadian Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Canadian Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permits, license or approval, except where such noncompliance with Canadian Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole;

(xiv)                there are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority in connection with the Canadian Final Prospectus that have not been filed as required;

(xv)                 the Company is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Securities;

(xvi)                the Canadian Final Prospectus has been filed with the Reviewing Authority in the manner and within the time period required by the Shelf Procedures;

(xvii)               no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceedings for that purpose have been instituted or are pending or to the knowledge of such counsel are contemplated;

(xviii)              the Registration Statement and the filing of the Registration Statement with the Commission and the filing of the Canadian Final Prospectus with the Reviewing Authority, in each case, have been duly authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company;

(xix)                 a court of competent jurisdiction in the Province of Alberta (an “Alberta Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing this Agreement, the Securities and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of New York Law is not contrary to public policy, as that term is applied by an Alberta Court;

(xx)                  there are no reasons under the laws of the Province of Alberta or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern this Agreement, the Securities and the Indenture;

(xxi)                 in an action on a final, conclusive and subsisting judgment in personam of any federal or state court sitting in The City of New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Alberta Court would give effect to the appointment by the Company of CT Corporation System as its agent to receive service of process in the United States  under the Registration Statement, Indenture and this Agreement and to the provisions in the Indenture and this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court;

(xxii)                if this Agreement, the Securities or the Indenture are sought to be enforced in the Province of Alberta in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, and an Alberta Court recognized the choice of New York Law, an Alberta Court would upon appropriate evidence as to such law being adduced, apply such law in the enforcement of such documents, provided that none of the provisions of this Agreement, the Securities or the Indenture, or of applicable New York Law, is contrary to public policy as that term is applied by an Alberta Court; provided, however, that, in matters of procedure, the laws of the Province of Alberta will be applied, and an Alberta Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is applied by an Alberta Court, for it to do so; or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere;

(xxiii)               there are no reasons under the laws of the Province of Alberta or the federal laws of Canada applicable therein and no reasons, with respect to the application of New York Law by an Alberta Court, for declining to enforce the Indenture or the Securities based on public policy;

(xxiv)               the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought before an Alberta Court on a final and conclusive judgment in personam of a New York Court respecting the enforcement of this Agreement, the Securities or the Indenture that is not impeachable as void or voidable or otherwise ineffective under the internal laws of New York Law and for a sum certain if: (a) the New York Court rendering such judgment had jurisdiction over the Company, as recognized by an Alberta Court; (b) such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory, and the enforcement thereof would not be inconsistent with public policy as such term is understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (c) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (d) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by an Alberta Court; (e) performance of this Agreement, the Securities or the Indenture are not illegal under the laws of the place of performance; (f) the action to enforce such judgment is commenced within the applicable limitation period; and (g) in the case of a judgment obtained by default there has been no manifest error in the granting of such judgment; and

(xxv)                no stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to the Underwriters of the Securities or the authorization, execution and delivery of the Indenture and this Agreement.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the Federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. Such counsel will also state that it has participated in the preparation of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and in conferences and telephone conversations with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the representatives of the Underwriters, during which conferences and conversations the contents of the Registration Statement, the Disclosure Package, the Canadian Final Prospectus, the U.S. Final Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to investigate or independently verify, is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, except for those referred to in paragraph (xi) above, on the basis of the foregoing, such counsel’s work in connection with this matter did not disclose any information that gave such counsel a reason to believe that (A) at its Effective Date and as of the Applicable Time, the Registration Statement (other than the financial statements, financial statement schedules and other financial data contained therein or omitted therefrom, the Form T-1 and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. upon the authority of “experts” within the meaning of the Securities Act (Alberta), including as described under the caption “Experts” in the Canadian Final Prospectus and the U.S. Final Prospectus, included or incorporated by reference in the Registration Statement as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) at the time the U.S. Final Prospectus and Canadian Final Prospectus were issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the Canadian Final Prospectus and the U.S. Final Prospectus or any other amendment or supplement thereto (other than the financial statements, financial statement schedules and other financial data, contained therein or omitted therefrom and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. upon the authority of “experts” within the meaning of the Securities Act (Alberta), including as described under the caption “Experts” in the Canadian Final Prospectus and the U.S. Final Prospectus, included or incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that (C) as of the Applicable Time, the Disclosure Package (other than the financial statements, financial statement schedules and other financial data contained therein or omitted therefrom, the Form T-1 and the information derived from the reports of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd. upon the authority of “experts” within the meaning of the Securities Act (Alberta), including as described under the caption “Experts” in the Canadian Final Prospectus and the U.S. Final Prospectus, included or incorporated by reference in the Registration Statement as to which it expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the Federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  References to the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus in this paragraph (c) include any supplements thereto at the Closing Date.

(d)           The Company shall have requested and caused Vinson & Elkins RLLP, English law counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)                    CNR International (U.K.) Limited (the “UK Subsidiary”) is duly incorporated and is validly existing as a company in good standing in the United Kingdom and registered in England and Wales;

(ii)                   the UK Subsidiary has full corporate power and authority under its Memorandum and Articles of Association to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(iii)                  all the issued shares of capital stock of the UK Subsidiary have been duly and validly authorized and those which have been allotted are fully paid;

(iv)                  except as otherwise set forth in the Canadian Final Prospectus and the U.S. Final Prospectus, all issued shares of capital stock of the UK Subsidiary (the “Shares of the UK Subsidiary”) are owned by the Company either directly or through wholly owned subsidiaries;

(v)                   to the knowledge of such counsel, after due inquiry, the Shares of the UK Subsidiary are free and clear of any perfected security interest, mortgage, pledge, claim, lien, encumbrance or any other security interest over the Shares of the UK Subsidiary other than the lien referred to in Article 4 of its Articles of Association and Regulation II of Table A in the Companies Act, 1948;

(vi)                  no consent, approval, authorization, permit or license or filing with or order of any court or governmental agency or public body or any arbitrator of the United Kingdom is required in connection with the transactions contemplated herein; and

(vii)                 neither the execution and delivery of the Indenture, the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation by the UK Subsidiary of, or imposition of any lien, charge or encumbrance upon any property or assets of the UK Subsidiary pursuant to, (i) the Memorandum and Articles of Association of the UK Subsidiary, (ii) the agreements identified in a schedule to such counsel’s opinion, or (iii) any United Kingdom statute, law, rule, regulation, judgment, order or decree applicable to the UK Subsidiary of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the UK Subsidiary or any of their properties.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the laws of England and Wales, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company or of the UK Subsidiary and public officials.  References to the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus in this paragraph (d) include any supplements thereto at the Closing Date.

(e)           The Company shall have requested and caused Lefèvre Pelletier & associés, Côte d’Ivoire counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)                    CNR International (Côte d’Ivoire) SARL is a private limited liability company of Côte d’Ivoire (societé à responsabilité limitée), with a share capital of 1,000,000 CFA francs, having its registered office at Immeuble Kharrat, angle Boulevard Botreau Roussel — Avenue Noguès Abidja Plateau, 01 B.P. 8707 ABIDJAN 01, duly registered to the companies registry of Abidjan under number 218 388 and validly existing as a corporation in good standing under the laws of Côte d’Ivoire, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(ii)                   all the issued shares of capital stock of CNR International (Côte d’Ivoire) SARL are duly and validly authorized and allotted and are fully paid and, except as otherwise set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the issued share capital is divided in 100 shares. 98 issued shares of the share capital of CNR International (Côte d’Ivoire) SARL are directly owned by the Company; 1 issued share of the share capital of CNR International (Côte d’Ivoire) SARL is held in trust on behalf of the Company by Mr. Simon P. Dugdale; and 1 issued share of the share capital of CNR International (Côte d’Ivoire) SARL is held in trust on behalf of the Company by Mr. Koffi Kouakou Laussin Emmanuel. All the shares of the share capital of CNR International (Côte d’Ivoire) SARL are free and clear of any perfected security interest and, to the knowledge of such counsel, after due inquiry, any other security interest, claim, lien or encumbrance;

(iii)                  no consent, approval, authorization, permit or license or filing with or order of any court or governmental agency or body or any arbitrator of Côte d’Ivoire is required in connection with the transactions contemplated herein; and

(iv)                  neither the execution and delivery of the Indenture, the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of CNR International (Côte d’Ivoire) SARL pursuant to, (i) the charter or by-laws or other constating documents of CNR International (Côte d’Ivoire) SARL, (ii) the agreements identified in such counsel’s opinion, or (iii) any Côte d’Ivoire statute, law, rule, regulation, judgment, order or decree applicable to CNR International (Côte d’Ivoire) SARL of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over CNR International (Côte d’Ivoire) SARL or any of its properties.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the laws of Côte d’Ivoire, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company or of CNR International (Côte d’Ivoire) SARL and public officials.  References to the Canadian Final Prospectus, the Disclosure Package or the U.S. Final Prospectus in this paragraph (d) include any supplements thereto at the Closing Date.

(f)            The Representatives shall have received from Shearman & Sterling LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any additional supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(g)           The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the Senior Vice President, Finance of the Company (on behalf of the Company and not in a personal capacity), dated the Closing Date, to the effect that:

(i)                    the signers of such certificate have carefully examined the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, any supplements to the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus and this Agreement;

(ii)                   the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(iii)                  no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened by the Reviewing Authority or the Commission; and

(iv)                  since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian

Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package and the U.S. Final Prospectus (exclusive of any additional supplement thereto).

(h)           PricewaterhouseCoopers LLP, the independent chartered accountants of the Company, shall have furnished to the Representatives, at the Applicable Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Applicable Time and as of the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus.

References to the Canadian Final Prospectus and the U.S. Final Prospectus in this paragraph (h) include any additional supplement thereto at the date of the letter.

(i)            Subsequent to the Applicable Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Canadian Final Prospectus (exclusive of any additional supplement thereto) and the U.S. Final Prospectus (exclusive of any additional supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any additional supplement thereto) and the U.S. Final Prospectus (exclusive of any additional supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Canadian Final Prospectus (exclusive of any additional supplement thereto) and the U.S. Final Prospectus (exclusive of any additional supplement thereto).

(j)            Subsequent to the Applicable Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(k)           Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the

Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel for the Company, at 1285 Avenue of the Americas, New York, New York 10019-6064, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution. (a)  The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Basic Prospectus, any Preliminary Final Prospectus, the Canadian Final Prospectus, the Registration Statement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or in all cases any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)           Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.  The Company acknowledges that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (i) the list of Underwriters and their respective participation in the sale of the Securities, (ii) the sentences related to concessions and reallowances and (iii) the paragraph or paragraphs related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Final Prospectus, Canadian Final Prospectus and U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Final Prospectus, the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus or the Disclosure Package.

(c)           Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company.  In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Company’s common stock shall have been suspended by the Commission, the Reviewing Authority, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange or the Nasdaq National Market shall have been suspended or limited or minimum prices shall have been established on any of such Exchanges, (ii) a banking moratorium shall have been declared either by authorities in the United States, Canada or New York, (iii) a change or development involving a prospective change in Canadian taxation affecting the Securities or the transfer thereof or the imposition of exchange controls by the United States or Canada, or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Final Prospectus (exclusive of any additional supplement thereto), the Disclosure Package (exclusive of any supplement thereto) and the U.S. Final Prospectus (exclusive of any additional supplement thereto).

11. Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to: Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax no.: (212) 816-7912), Attention: General Counsel; Banc of America Securities LLC, 40 West 57th Street, New York, NY  10019 (fax no.: (212) 901-7881), Attention: High Grade Debt Capital Markets Transaction Management; Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, (fax no.: (212) 797-2202), Attention: Debt Capital Markets; or J.P. Morgan Securities Inc., 270 Park Avenue, 8th Floor, New York, NY 10017 (fax no.: (212) 834-6081), Attention:  High Grade

Syndicate; or, if sent to the Company, will be mailed, delivered or telefaxed to Canadian Natural Resources Limited, 2500, 855-2 Street S.W., Calgary, Alberta T2P 4J8 (fax no.: (403) 517-7370), Attention:  President.

13. Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. Submission to Jurisdiction; Agent for Service; Waiver of Immunities.  The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  The Company has appointed CT Corporation System, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated thereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  Such appointment shall be irrevocable.  The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

The provisions of this Section 14 shall survive any termination of this Agreement, in whole or in part.

15. Judgment Currency.  The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such

Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

16. Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

18. Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

19. Definitions.  The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“Alberta Securities Law” shall mean the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta.

“Applicable Time” shall mean 5:10 pm New York City time on the date that this Agreement is executed and delivered by the parties hereto.

“Basic Prospectus” shall mean the prospectus referred to in the first paragraph of this Agreement contained in the Registration Statement at the Effective Date, or the Canadian short form shelf prospectus at the time the Reviewing Authority issued its final receipt for such short form shelf prospectus under National Instrument 44-102.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are authorized or obligated by law or regulation to close in New York City, Toronto or Calgary.

“Canadian Documents” shall mean any documents incorporated by reference in the Canadian Final Prospectus when they were filed with the Reviewing Authority.

“Canadian Final Prospectus” shall mean the prospectus supplement relating to the Securities filed with the Reviewing Authority, together with the Basic Prospectus for which a final receipt was issued by the Reviewing Authority.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Basic Prospectus, together with each Preliminary Final Prospectus that supplements the Basic Prospectus, as amended and supplemented to the Applicable Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Annex C hereto, (iii) the final term sheet prepared and filed pursuant to

Section 5(a) hereof, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto became or becomes effective.

“Environmental Claim” shall mean any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of non-compliance or violation, investigation or proceeding relating in any way to any Environmental Laws.

“Environmental Laws” shall mean any Canadian, United States, United Kingdom, Angola, Côte d’Ivoire and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Governmental Agency” shall mean any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Company or any of its subsidiaries or any of their properties.

“Governmental Authorization” shall mean any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any Governmental Agency.

“Preliminary Final Prospectus” shall mean any preliminary prospectus supplement to the Basic Prospectus which describes the Securities and the offering thereof and is used prior to filing of the U.S. Final Prospectus or the Canadian Final Prospectus, together with the Basic Prospectus filed with the Commission or with the Reviewing Authority.

“Registration Statement” shall mean the registration statement referred to in the first paragraph of this Agreement, including exhibits and financial statements, as amended at the Applicable Time and, any post-effective amendment thereto, and any prospectus supplement relating to the Securities that is filed with the Commission and deemed part of such registration statement, shall also mean such registration statement as so amended.

“Reviewing Authority” shall mean the Alberta Securities Commission.

“Rule 405”, “Rule 164” and “Rule 433” refer to such rules under the Act.

“Shelf Procedures” shall mean the rules and procedures established under National Instrument No. 44-102 for the distribution of securities on a continuous or delayed basis.

“Significant Subsidiary” shall have the meaning set forth under Rule 1-02 of Regulation S-X under the Act.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“U.S. Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to General Instruction II.K of Form F-9 after the Applicable Time, together with the Basic Prospectus, with the Commission.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

Canadian Natural Resources Limited

By:		/s/ Steve W. Laut
	Name:	Steve W. Laut
	Title:	President and Chief Operating
Officer

By:		/s/ Douglas A. Proll, C.A.
	Name:	Douglas A. Proll, C.A.
	Title:	Chief Financial Officer and
Senior Vice-President, Finance

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

CITIGROUP GLOBAL MARKETS INC.

By:		/s/ Brian Bednarski
	Name:	Brian Bednarski
	Title:	Director

BANC OF AMERICA SECURITIES LLC

By:		/s/ Lily Chang
	Name:	Lily Chang
	Title:	Principal

DEUTSCHE BANK SECURITIES INC.

By:		/s/ Ben Smilchensky
	Name:	Ben Smilchensky
	Title:	Managing Director

By:		/s/ Peter H. Burger
	Name:	Peter H. Burger
	Title:	Director/Debt Syndicate

J.P. MORGAN SECURITIES INC.

By:		/s/ Stephen L. Sheiner
	Name:	Stephen L. Sheiner
	Title:	Vice President

For themselves and the other
several Underwriters named
in Schedule II to the foregoing
Agreement.

SCHEDULE I

Underwriting Agreement dated March 12, 2007

Registration Statement No. 333-138873

Representatives:	Citigroup Global Markets Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Title, Purchase Price and Description of Securities:

A.	Title: 5.70% Notes due 2017 (“2017 Notes”)
Principal amount: US$1,100,000,000
Purchase price (include accrued
interest or amortization, if any): 99.075%
Sinking fund provisions: None
Redemption provisions: Make-Whole Call @ T+20 bp
B.	Title: 6.25% Notes due 2038 (“2038 Notes”)
Principal amount: US$1,100,000,000
Purchase price (include accrued
interest or amortization, if any): 98.448%
Sinking fund provisions: None
Redemption provisions: Make-Whole Call @ T+25 bp

Closing Date, Time and Location:	March 19, 2007 at 9:00 a.m. at
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas, New York,
New York 10019-6064

Type of Offering:  Non-Delayed

Modification of items to be covered by the letter from PricewaterhouseCoopers LLP delivered pursuant to Section 6(h) at the Applicable Time:  None

SCHEDULE II

Underwriters	Principal Amount of 2017 Notes to be Purchased	Principal Amount of 2038 Notes to be Purchased
Citigroup Global Markets Inc.	US$ 220,000,000	US$ 220,000,000
Banc of America Securities LLC	143,000,000	143,000,000
Deutsche Bank Securities Inc.	143,000,000	143,000,000
J.P.Morgan Securities Inc.	143,000,000	143,000,000
RBC Capital Markets Corp.	88,000,000	88,000,000
BMO Capital Markets Corp.	77,000,000	77,000,000
CIBC World Markets Corp.	77,000,000	77,000,000
Scotia Capital (USA) Inc.	77,000,000	77,000,000
BNP Paribas Securities Corp.	49,500,000	49,500,000
Lazard Capital Markets LLC	49,500,000	49,500,000
Daiwa Securities America Inc.	11,000,000	11,000,000
Mizuho International plc	11,000,000	11,000,000
SG Americas Securities, LLC	11,000,000	11,000,000
Total	US$ 1,100,000,000	US$ 1,100,000,000

ANNEX A

SIGNIFICANT SUBSIDIARIES

Name	Percent Ownership	Jurisdiction
CNR International (U.K.) Limited	100% (indirect)	England
Canadian Natural Resources, a general partnership	100% (indirect)	Alberta
Canadian Natural Resources Northern Alberta Partnership	100% (indirect)	Alberta
CNR 2006 Partnership, a general partnership	100% (indirect)	Alberta
CNR International (Côte D’Ivoire) SARL	100% (98% direct and 2% held in trust by individuals on the Company’s behalf)	Côte d’Ivoire

ANNEX B

SUBSIDIARIES NOT WHOLLY OWNED AND SUBSIDIARIES SUBJECT
TO SECURITY INTERESTS, CLAIMS, LIENS OR ENCUMBRANCES

Name	Percent Ownership	Jurisdiction
Atlantis Production Systems Limited	51% (indirect)	Barbados
Ranger Oil West Africa Limited	51% (indirect)	Barbados
Cold Lake Pipeline Ltd.	15% (direct)	Alberta
Cold Lake Pipeline Limited Partnership	14.7% (direct)	Alberta
Oakwood #3 Limited Partnership	10% (direct)	Alberta

ANNEX C

Filed pursuant to Rule 433

Registration No. 333-138873

March 12, 2007

Canadian Natural Resources Limited

Pricing Term Sheet

Issuer:	Canadian Natural Resources Limited
Preliminary Ratings:	Baa2 (stable)/BBB/BBB (high) (negative)
Security Type:	SEC Registered

	Notes Due 2017	Notes Due 2038
Size:	$1,100 mm	$1,100 mm
Maturity:	5/15/2017	3/15/2038
Coupon:	5.70%	6.25%
Price:	99.725%	99.323%
Yield to Maturity:	5.734%	6.300%
Spread:	+118 basis points	+158 basis points
Benchmark Treasury:	UST 4.625% due 2/15/2017	UST 4.50% due 2/15/2036
Treasury Yield/Price:	4.554%/100-18	4.720%/96-17+
Settlement Date:	3/19/2007	3/19/2007
Interest Payment Dates:	5/15 & 11/15 commencing 11/15/2007	3/15 & 9/15 commencing 9/15/2007
Make-Whole Call:	T+20 basis points	T+25 basis points
Bookrunners:	Citigroup Global Markets Inc. / Banc of America Securities LLC / Deutsche Bank Securities Inc./ J.P. Morgan Securities Inc.
Lead Manager:	RBC Capital Markets Corporation
Co-Managers:

BMO Capital Markets Corp./ CIBC World Markets Corp. / Scotia Capital (USA) Inc. / BNP Paribas Securities Corp. / Lazard Capital Markets LLC / Daiwa Securities America Inc. / Mizuho International plc / SG Americas Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Banc of America Securities LLC toll free at 1-800-294-1322, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.